EX-35.1
SERVICER COMPLIANCE STATEMENT

Downey Savings and Loan Association, F.A.

DSLA 2007-AR1


The undersigned, a duly authorized officer of Downey Savings and Loan Association, F.A., as servicer (the "Servicer") pursuant to the applicable servicing agreement, does hereby certify, pursuant to Regulation AB, section
229.1123 (Item 1123), that:

1. A review of the Servicer's activities during the period from and including January 1, 2007 through and including December 31, 2007 and of the Servicer's performance under the applicable servicing agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout such period.

IN WITNESS WHEREOF, the undersigned has duly executed this Servicer Compliance Statement this 29th day of February 2008.


By: /s/ John Amador
Name: John Amador,
Title: Senior Vice President